                                    EXHIBIT 8

                [VORYS, SATER, SEYMOUR AND PEASE LLP LETTERHEAD]

                                  June 7, 2004

Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio  43725

London Financial Corporation
2 East High Street
London, Ohio  43140

Ladies and Gentlemen:

            We have acted as tax counsel to Camco Financial Corporation, a Delaware corporation ("Camco"), and Advantage Bank, an Ohio savings bank ("Advantage"), in connection with the transactions contemplated by the terms and provisions of the Agreement and Plan of Merger, dated as of March 26, 2004, as amended (the "Agreement"), by and among Camco, Advantage, London Financial Corporation, an Ohio corporation ("London"), and The Citizens Bank of London, an Ohio bank ("Citizens"). Pursuant to Section 8.3(f) of the Agreement, the delivery of this opinion is a condition to the closing of the merger of London with and into Camco pursuant to the terms of the Agreement (the "Corporate Merger"). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

            In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of Camco Financial Corporation, executed by a duly authorized officer of Camco and dated as of the date hereof, and (b) the Certificate of Representations of London Financial Corporation, executed by a duly authorized officer of London and dated as of the date hereof (collectively, the "Certificates"), (iii) the Registration Statement of Camco on Form S-4 and the proxy statement/prospectus of Camco included therein to be filed with the Securities and Exchange Commission (the "Registration Statement"), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

            In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinions hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are true and correct as if made without such qualification and that neither Camco nor London will notify us at or before the Effective Time that the statements and representations made in the Certificates are no longer complete and accurate. Finally, we assume that any holder of London Shares that has asserted, as of the Effective Time, dissenters' rights in accordance with the provisions of Section 1701.85 of the Ohio General Corporation Law will receive, pursuant to statutory procedures, an amount per London Share (each, a "Dissenting Share") that will not materially exceed the Per Share Cash Consideration.

            Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the "Service") as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

                       DESCRIPTION OF THE CORPORATE MERGER

            The Agreement provides that the Corporate Merger will constitute a merger, in accordance with the Ohio General Corporation Law and the Delaware General Corporation Law, of London with and into Camco. Camco will be the surviving corporation, and the separate corporate existence of London will cease.

            As of March 26, 2004, the authorized capital stock of Camco consisted of (i) 14,900,000 common shares, par value $1.00 per share, of which 8,447,673.50 common shares were issued and outstanding, including 1,096,523.40 common shares held in treasury by Camco (collectively, the "Camco Shares"), and
(ii) 100,000 preferred shares, par value $1.00 per share, none of which was outstanding. As of March 26, 2004, the authorized capital stock of London consisted of 5,000,000 common shares, without par value, of which 356,037 were issued and outstanding and 172,963 were held in treasury by London (the "London Shares").

            As of the date and time at which the Corporate Merger becomes effective (the "Effective Time"), each of the London Shares then issued and outstanding, other than (i) London Shares held in treasury by London, or (ii) Dissenting Shares, shall be converted into the right to receive, at the election of the holder, either (x) the number of Camco Shares that is equal to the Exchange Ratio (as defined below) (the "Per Share Stock Consideration"), or (y) a cash amount equal to $26.50 (the "Per Share Cash Consideration").

            In the event that the aggregate amount of Per Share Cash Consideration to be paid pursuant to the Corporate Merger is either greater or less than the Aggregate Cash Consideration (as defined below), treating the holders of Dissenting Shares as electing to receive the Per Share Cash Consideration with respect to each of their London Shares, and taking into account cash to be paid in lieu of fractional Camco Shares, then certain adjustments to the consideration received by each holder of London Shares shall be made to ensure that the aggregate amount of the Per Share Cash Consideration is equal to the Aggregate Cash Consideration. Furthermore, in the event that, based upon the closing price of the Camco Shares as reported on the primary market on which the Camco Shares are listed for trading (the "Camco Exchange") on the business day immediately preceding the Effective Time, the aggregate value of the Camco Shares to be issued in connection with the Corporate Merger would be less than 45% of the sum of (i) the Aggregate Cash Consideration, plus
(ii) the value of the Camco Shares to be received by the holders of the London Shares, then Camco will increase the Per Share Stock Consideration so that the aggregate value of the Camco Shares to be issued to the holders of the London Shares, as determined based upon the closing price of the Camco Shares on the Camco Exchange on the business day immediately preceding the Effective Time, is equal to 45% of the sum of (i) and (ii), above.

            For purposes of the foregoing, the Agreement states that the "Exchange Ratio" shall be 1.56342; provided, however, that in the event that the average of the closing prices of Camco Shares during the fifteen consecutive trading days ending five trading days immediately preceding the Closing Date (the "Average") (i) is less than $14.41, then the Exchange Ratio shall equal $22.52 divided by the Average, or (ii) is greater than $19.49, the Exchange Ratio shall equal $30.47 divided by the Average. The Agreement also defines "Aggregate Cash Consideration" as the amount equal to the Per Share Cash Consideration multiplied by 50% of the number of London Shares (excluding any of London's treasury shares) outstanding at the Effective Time.

            Each London Share held in treasury by London immediately prior to the Effective Time shall, by virtue of the Corporate Merger, be canceled and shall cease to exist. Holders of Dissenting Shares shall, upon the effectiveness of the Corporate Merger, have only such rights as are provided in Section 1701.85 of the Ohio General Corporation Law, and any amounts required by Section 1701.85 to be paid to any holder of Dissenting Shares shall be paid by Camco as the surviving corporation; provided, however, that if any holder of Dissenting Shares shall forfeit such right to payment of the fair value under Section 1701.85 of the Ohio General Corporation Law, each such holder's Dissenting Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Per Share Stock Consideration or the Per Share Cash Consideration, as shall have been designated by each such holder, subject to Section 2.01 of the Agreement.

            No certificate or scrip representing fractional Camco Shares shall be issued in the Corporate Merger. In lieu thereof, each holder of London Shares who would otherwise be entitled to receive a fractional Camco Share shall receive cash in an amount determined by multiplying (i) the fractional share interest to which such holder (after taking into account all London Shares held at the Effective Time by such holder) otherwise would be entitled, by (ii) $26.50. All outstanding options to acquire London Shares that have vested immediately prior to the Effective Time shall be cancelled and extinguished and converted into the right to receive an amount of cash equal to the product of $16.50 multiplied by the number of vested and unexercised shares subject to such option.

            The London Financial Corporation Employee Stock Ownership Plan (the "London ESOP") will retire the current exempt loan between London and the London ESOP (the "ESOP Loan") by transferring Camco Shares received in the Corporate Merger having a value equal to the then outstanding ESOP Loan (plus, if necessary, additional cash necessary to fully retire the ESOP Loan) to Camco.

                                    OPINIONS

      Based upon the foregoing, we are of the opinion that, under current law:

      1.    The Corporate Merger will be a reorganization within the meaning of
Section 368(a)(1)(A) of the Code. Camco and London each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

      2. No gain or loss will be recognized by Camco or London as a result of the Corporate Merger.

      3. The tax basis of the assets of London in the hands of Camco will be the same as the tax basis of such assets in the hands of London immediately prior to the Corporate Merger.

      4. The holding period of the assets of London to be received by Camco will include the period during which such assets were held by London.

      5. A London shareholder receiving solely Camco Shares in exchange for such shareholder's London Shares (not including any cash received in lieu of fractional Camco Shares) will recognize no gain or loss upon the receipt of such Camco Shares.

      6. A London shareholder receiving solely cash in exchange for such shareholder's London Shares (as a result of such shareholder's dissent to the Corporate Merger or election to receive the Per Share Cash Consideration for all of such shareholder's London Shares), will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder's London Shares, subject to the provisions and limitations of
Section 302 of the Code.

      7. A London shareholder receiving both cash and Camco Shares in exchange for such shareholder's London Shares (not including any cash received in lieu of fractional Camco Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional Camco Shares). For purposes of determining the character of this gain, such London shareholder will be treated as having received only Camco Shares in exchange for such shareholder's London Shares, and as having immediately redeemed a portion of such Camco Shares for the cash received (excluding cash received in lieu of fractional Camco Shares). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of London's current or accumulated earnings and profits), the gain will be capital gain if the London Shares are held by such shareholder as a capital asset at the time of the Corporate Merger.

      8. A London shareholder receiving cash in lieu of fractional Camco Shares will recognize gain or loss as if such fractional Camco Shares were distributed as part of the Corporate Merger and then redeemed by Camco, subject to the provisions and limitations of Section 302 of the Code.

      9. The tax basis of the Camco Shares received by a London shareholder pursuant to the Corporate Merger will be the same as the tax basis of the London Shares surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount of gain, if any, recognized on the exchange.

      10. The holding period of the Camco Shares received by a London shareholder will include the period during which the London Shares surrendered in exchange therefor were held, provided the London Shares are a capital asset in the hands of the London shareholder at the time of the Corporate Merger.

                                      * * *

            Our opinion is limited to the foregoing federal income tax consequences of the Corporate Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Corporate Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Corporate Merger that may be relevant to a London shareholder in light of that shareholder's particular status or circumstances, including, without limitation, London shareholders that are (i) foreign persons,
(ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) dealers in securities, (vii) persons subject to the alternative minimum tax, (viii) persons whose London Shares were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive Camco Shares other than in exchange for London Shares, or (x) persons who hold London Shares as part of a hedge, straddle, or conversion transaction. We undertake no responsibility to update this opinion.

            The opinion expressed herein is furnished specifically for you and your respective shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions "Material federal income tax consequences" and "Legal matters." In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                        Respectfully,

                                        /s/ Vorys, Sater, Seymour and Pease LLP